Filed by Suffolk Bancorp

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Suffolk Bancorp

(Commission File No. 001-37658)

Explanatory Note: This filing relates to the proposed merger of People’s United Financial, Inc. (“People’s United”) and Suffolk Bancorp (“Suffolk”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 26, 2016, by and between Suffolk and People’s United.

The following is a letter that was distributed to certain shareholders of Suffolk today reminding them to vote in connection with the Special Meeting of Certain Shareholders of Suffolk to be held on Thursday, October 13, 2016.

September 13, 2016

Dear Shareholder,

You recently received proxy materials in connection with the Special Meeting of Shareholders of Suffolk Bancorp to be held on Thursday, October 13, 2016. According to our records, your PROXY VOTE for this meeting HAS NOT YET BEEN RECEIVED.

Suffolk Bancorp is asking shareholders to vote on:

1.	The adoption of the Agreement and Plan of Merger, dated as of June 26, 2016, by and between Suffolk Bancorp (“Suffolk”) and People’s United Financial, Inc. (the “merger proposal”).
2.	The approval, on a non-binding, advisory basis, of the compensation that certain executive officers of Suffolk may receive that is based on or otherwise relates to the merger.
3.	The approval of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal.

You should refer to the proxy materials previously mailed to you for additional information on this matter.

The Board of Directors unanimously recommends a vote “FOR” the proposals referenced above.

The merger cannot be completed unless, among other things, the holders of at least 70% of the outstanding shares of Suffolk common stock adopt the merger agreement. Therefore, if you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

Please vote your shares of stock now so that your vote can be counted without delay. Voting is easy. You may use one of the options below to ensure that your vote is promptly recorded in time for the Special Meeting:

¡	VOTE BY TOUCH-TONE PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy card. Follow the instructions on your proxy card to cast your vote.

¡	VOTE VIA THE INTERNET: You may cast your vote by logging onto the website identified on the enclosed proxy card and following the instructions on the screen.

¡	VOTE BY MAIL: You may cast your vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If you have any questions or require further assistance in voting your shares, please contact our proxy solicitor Alliance Advisors toll-free at 888-991-1290.

YOUR PARTICIPATION IS IMPORTANT—PLEASE VOTE TODAY!

IF YOU HAVE RECENTLY MAILED YOUR PROXY CARD OR CAST YOUR VOTE BY

PHONE OR INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving People’s United Financial, Inc. (“People’s United”) and Suffolk Bancorp (“Suffolk”). People’s United has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Suffolk and a prospectus of People’s United, and each party may file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus has also been sent to the Suffolk shareholders seeking the required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Before making any voting or investment decision, investors and security holders of Suffolk are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by People’s United and Suffolk with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information”, and the documents filed by Suffolk may be obtained free of charge from Suffolk at www.scnb.com under the tab “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, or by calling (203) 338-4581, or from Suffolk upon written request to Suffolk Bancorp, 4 West Second Street, Riverhead, New York 11901, Attn: Investor Relations, or by calling (631) 208-2400.

People’s United and Suffolk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Suffolk in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 11, 2016, which are filed with the SEC. Information regarding Suffolk’s directors and executive officers is contained in Suffolk’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 6, 2016, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in People’s United’s and Suffolk’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Suffolk shareholders on the expected terms and schedule, and including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Suffolk business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of People’s United’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes; capital management activities; litigation; increased capital requirements, other regulatory requirements or enhanced regulatory supervision; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.